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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                         --------------------


                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                                 and
                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                           (Amendment No. 2)
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                          Edmark Corporation
                       (Name of Subject Company)

                       Indigo Acquisition Corp.
                    International Business Machines
                              Corporation
                               (Bidders)
                         --------------------


                      Common Stock, No Par Value
                    (Title of Class of Securities)
                         --------------------


                              281094 20 1
                 (CUSIP Number of Class of Securities)
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                      Lawrence R. Riccardi, Esq.
               Senior Vice President and General Counsel
              International Business Machines Corporation
                           Old Orchard Road
                        Armonk, New York 10504
                            (914) 765-1900

     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)
                         --------------------


                               Copy to:
                         Allen Finkelson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

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          International Business Machines Corporation and Indigo
Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement"), originally filed on November 18, 1996, as amended by Amendment No. 1 thereto filed on December 3, 1996 ("Amendment No. 1"), with respect to their offer to purchase all outstanding shares of Common Stock, no par value, of Edmark Corporation, a Washington corporation, as set forth in this Amendment No. 2.

          Item 10. Additional Information.

          The Purchaser will construe the terms of the Offer, in a manner consistent with the fifth paragraph under the caption "Introduction" of the Offer to Purchase, such that the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition shall have been satisfied prior to the Expiration Date. The Purchaser will further construe the terms of the Offer, in a manner consistent with the fifth paragraph under Section 1 of the Offer to Purchase, such that the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment and paid for, and may terminate the Offer if, any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the conditions set forth in clauses (a) - (g) of Section 14 of the Offer to Purchase exist. Capitalized terms used herein and not defined have the meanings assigned thereto in the Offer to Purchase.

          The signature block to Amendment No. 1 is hereby revised to indicate that the signatories thereto were Indigo Acquisition Corp. and International Business Machines Corporation.



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                               SIGNATURE
                               ---------

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1996


                               INDIGO ACQUISITION CORP.,

                               by:  /s/  LEE A. DAYTON
                                    ------------------
                                    Name:  Lee A. Dayton
                                    Title: President


                               INTERNATIONAL BUSINESS MACHINES CORPORATION,

                               by:  /s/  JOHN E. HICKEY
                                    -------------------
                                    Name: John E. Hickey
                                    Title:   Vice President, Assistant General
                                             Counsel and Secretary